August 19, 2005


VIA MAIL AND FACSIMILE TO 604-643-1789
Mr. Stuart Rogers
President
MAX Resource Corp.
400 Burrard Street, Suite 1400
Vancouver, BC V6C 3G2
Canada


	Re:	MAX Resource Corp.
		Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
		File No. 0- 30780


Dear Mr. Rogers:

      We have reviewed your filing and have the following
comments.  We
have limited our review of your filing to those issues we have addressed
in our comments.   Where indicated, we think you should revise
your
document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 15 - Controls and Procedures, page 36

1. Please revise to provide your officers` evaluation of disclosure controls and procedures as of the end of the fiscal year covered by the report. See Item 15(a) of Form 20-F.


Item 17 - Financial Statements, page 38

2. In connection with your statement that "[a]ll of these [financial statements] were prepared by our auditor, Dale Matheson Carr-Hilton
LaBonte," please provide us with a summary of the services provided in this capacity. Please provide your assessment of these services with regards to your compliance with the requirements of Rule 2-01(c)(4) of
Regulation S-X as required by Instruction 2 to Item 8.A.2 of Form
20-F.

Financial Statements

Note 8 - US GAAP, page 52

Mineral property costs

3. Please revise your description of US GAAP requirements for accounting for mineral property costs to note that mineral property acquisition costs are capitalizable to the extent that they are not impaired under SFAS 144 and should be accounted for in accordance with the requirements of the underlying agreements. See EITF 04-02. Clarify in your disclosure that exploration costs are expensed as incurred under US GAAP until economic feasibility is established.

Impairment of long-lived assets

4. Add a section addressing the requirements for assessing impairment of long-lived assets under US GAAP.

5. Supplementally tell us how you assessed fair value for purposes of applying paragraph 7 of SFAS 144.

Engineering Comments

General

6. For the property, provide the disclosures required by Industry
Guide 7
(b).  In particular, provide:

* The location, means of access to the property, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the property.

* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

7. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to
EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call
Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

8. Add a risk factor that addresses the fact that the properties has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

9. Disclose:
* The nature of the company`s ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Indicate whether the mining claims are State or Federal claims.
* Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.
* Disclose the conditions that must be met to keep these claims.
* Disclose the area of the claims, either in hectares or acres.

Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

Gold Hill Property, page 14

10. The first table on page 14 refers to a re-assay program. We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.


Closing Comments

       As appropriate, please amend your filing and respond to these comments on EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gabrielle Malits at (202) 551-3702, or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken
Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Stuart Rogers
MAX Resource Corp.
August 19, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010